Mail Stop 4561

January 5, 2007

Jeff D. Jenson
I/NET, Inc.
1608 W. 2225 S.
Woods Cross, UT 84087
by facsimile also at: 801-401-7256

> **RE:** **I/Net, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 0-23806**
> **Date Filed: December 29, 2006**

Dear Mr. Jenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to Note A of Schedule 14A which dictates that "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant's security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with

respect to the acquisition." In this situation, information required by Items 11, 13, and 14 shall be furnished. Here, the solicitation of stockholders is for the purpose of approving the authorization of additional securities which are to be used for acquisition of Liberator Medical Supply, Inc. and the information required by Items 11, 13, and 14 of Schedule 14A should be provided.

2. Please provide tabular disclosure illustrating the effects of your reverse stock split, increase in authorized capital and proposed transaction with Liberator Medical Supply on the number of shares currently outstanding and available for issuance.

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director